EXHIBIT 3.17

First Quantum Minerals Ltd.

Consolidated Financial Statements
December 31, 2005 and 2004
(expressed in thousands of U.S. dollars, except where indicated)

Management’s Responsibility for Financial Reporting

The consolidated financial statements of First Quantum Minerals Ltd. and the information contained in the annual report have been prepared by and are the responsibility of the Company’s management. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada and reconciled to United States GAAP and, where appropriate, reflect management’s best estimates and judgements based on currently available information.

Management has developed and is maintaining a system of internal controls to obtain reasonable assurance that the Company’s assets are safeguarded, transactions are authorized and financial information is reliable.

The Company’s independent auditors, PricewaterhouseCoopers LLP, who are appointed by the shareholders, conduct an audit in accordance with Canadian generally accepted auditing standards. Their report outlines the scope of their audit and gives their opinion on the consolidated financial statements.

The Audit Committee of the Board of Directors meets periodically with management and the independent auditors to review the scope and results of the annual audit, and to review the consolidated financial statements and related financial reporting matters prior to approval of the consolidated financial statements.

Philip K.R. Pascall	Martin R. Rowley
Chairman and Chief Executive Officer	Chief Financial Officer

February 24, 2006

Auditors’ Report

To the Shareholders of
First Quantum Minerals Ltd.

We have audited the consolidated balance sheets of First Quantum Minerals Ltd. as at December 31, 2005 and 2004 and the consolidated statements of earnings and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, B.C.
February 24, 2006

First Quantum Minerals Ltd.
Consolidated Balance Sheet
As at December 31, 2005 and 2004

(expressed in thousands of U.S. dollars, except where indicated)

	2005	2004
	$	$

Assets
Current assets
Cash and cash equivalents (note 19)	82,910	50,356
Restricted cash (note 10)	20,162	1,931
Accounts receivable and prepaid expenses	70,444	21,927
Inventory (note 5)	60,854	31,674

	234,370	105,888
Investments (note 6)	9,522	15,340
Property, plant and equipment (note 7)	471,294	319,222
Other assets (note 8)	31,325	32,611

	746,511	473,061

Liabilities
Current liabilities
Accounts payable and accrued liabilities	63,492	33,474
Current taxes payable	16,055	3,248
Other current liabilities (note 9)	78,632	35,287

	158,179	72,009
Long-term debt (note 10)	176,767	191,661
Other liabilities (note 11)	34,340	37,048
Future income tax liability (note 13)	43,330	12,313

	412,616	313,031
Minority interest	22,454	2,190

	435,070	315,221

Shareholders’ Equity
Equity accounts (note 14)	166,592	161,776
Retained earnings (deficit)	144,849	(3,936)

	311,441	157,840

	746,511	473,061

Commitments and contingencies (note 21)

Approved by the Board of Directors

___________________________________________________________ Director	______________________________________________ Director

The accompanying notes are an integral part of these consolidated financial statements.

First Quantum Minerals Ltd.
Consolidated Statements of Earnings and Retained Earnings
For the years ended December 31, 2005 and 2004

(expressed in thousands of U.S. dollars, except where indicated)

	2005	2004
	$	$

Revenues
Copper	434,100	103,352
Gold	6,715	--
Acid	3,799	10,171

	444,614	113,523
Cost of sales	151,904	53,770
Depletion and amortization	36,545	10,873

Operating profit	256,165	48,880
Other expenses
Exploration	7,493	3,063
General and administrative	9,724	6,171
Interest on long-term debt	19,385	3,040
Other expenses (income) (note 16)	16,996	(725)
Gain on disposal of investment	(16,127)	--

	37,471	11,549

Earnings before income taxes, minority interests and equity earnings	218,694	37,331
Income taxes (note 13)	45,612	11,006
Minority interest	20,264	--
Equity earnings	–	1,685

Net earnings for the year	152,818	28,010
Deficit – beginning of year	(3,936)	(31,946)
Dividends	(4,033)	--

Retained earnings (deficit) – end of year	144,849	(3,936)

Earnings per common share
Basic	$2.48	$0.47
Diluted	$2.43	$0.46
Weighted average shares outstanding (000’s)	61,498	60,123

The accompanying notes are an integral part of these consolidated financial statements.

First Quantum Minerals Ltd.
Consolidated Statements of Cash Flows
For the years ended December 31, 2005 and 2004

(expressed in thousands of U.S. dollars, except where indicated)

	2005	2004
	$	$

Cash flows from operating activities
Net earnings for the year	152,818	28,010
Items not affecting cash
Depletion and amortization	36,545	10,873
Minority interest	20,264	--
Provision for deferred stripping	1,690	--
Unrealized foreign exchange gain	(7,744)	(1,180)
Future income tax expense	26,632	7,724
Stock-based compensation expense	2,656	1,227
Unrealized derivative instruments loss	14,890	--
Other	4,503	(391)
Gain on disposal of investment	(16,127)	--

	236,127	46,263
Change in non-cash operating working capital
Increase in accounts receivable and prepaid expenses	(44,518)	(9,455)
Increase in inventory	(25,218)	(14,514)
Increase in accounts payable and accrued liabilities	35,451	8,397

	201,842	30,691

Cash flows from financing activities
Restricted cash	(18,231)	(1,931)
Proceeds from long-term debt	68,023	179,455
Repayments of long-term debt	(39,819)	(17,401)
Issuance of common shares and warrants	2,159	46,983
Dividends paid	(4,033)	--
Deferred premium obligation and finance fees	(12,763)	(7,635)

	(4,664)	199,471

Cash flows from investing activities
Property, plant and equipment	(180,195)	(193,245)
Investments	--	(1,023)
Prepaid power payments	--	(6,988)
Deferred exploration and stripping costs	(6,545)	(4,849)
Proceeds from sale of investments	21,944	--

	(164,796)	(206,105)

Effect of exchange rate changes on cash	172	707
Increase in cash and cash equivalents	32,554	24,764
Cash and cash equivalents – Beginning of year	50,356	25,592

Cash and cash equivalents – End of year	82,910	50,356

The accompanying notes are an integral part of these consolidated financial statements.

First Quantum Minerals Ltd.
Notes to Consolidated Financial Statements
For the years ended December 31, 2005 and 2004

(expressed in thousands of U.S. dollars, except where indicated)

1	Nature of operations

First Quantum Minerals Ltd. (“FQM” or the “Company”) is engaged in the production of copper, gold and acid and related activities including exploration, development and processing. These activities are conducted principally in Zambia, the Democratic Republic of Congo (DRC), and Mauritania.

2	Change in accounting policy

Variable interest

Effective January 1, 2005, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) set out in Accounting Guideline 15, “Consolidation of Variable Interest Entities” (AcG-15). This guideline requires the consolidation of certain entities that are subject to control on a basis other than the ownership of voting interests. There was no impact from applying this guideline.

3	Change in accounting estimate

Deferred stripping costs

Effective July 1, 2005, the Company revised its mine plan at Lonshi. Under the new plan, the life of mine ratio, after consideration of previous deferred stripping provisions, is 26:1, an increase from the ratio of 12:1 under the previous mine plan.

4	Significant accounting policies

Principles of consolidation

The Company consolidates all of its subsidiaries including its 100% interest in First Quantum Mining and Operations Limited (previously Bwana Mkubwa Mining Limited) (Bwana) in Zambia, its 100% interest in Compagnie Minera De Sakania SPRL (Comisa) in the DRC, its 80% interest in Kansanshi Mining Plc (Kansanshi) in Zambia, its 100% interest in FQM Zambia Ltd. and its 80% interest in Mauritanian Copper Mines SARL (Guelb Moghrein).

Estimates, risks and uncertainties

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Measurement of the Company’s assets and liabilities is subject to risks and uncertainties, including reserve and resource estimation; future copper, cobalt, sulphuric acid and gold prices; estimated costs of future production; changes in government legislation and regulations; estimated future income tax amounts; the availability of financing and various operational factors.

Foreign currency translation

The Company’s foreign currency transactions are translated into U.S. dollars at the rate of exchange in effect during the period, and any corresponding gains and losses are included in the determination of operating results.

The Company’s foreign operations are considered to be integrated and, accordingly, have been translated using the temporal method. Under this method, monetary items are translated at the rate of exchange in effect at the balance sheet dates, and non-monetary items are translated at historical exchange rates. Revenue and expense

First Quantum Minerals Ltd.
Notes to Consolidated Financial Statements
For the years ended December 31, 2005 and 2004

(expressed in thousands of U.S. dollars, except where indicated)

items are translated at the average rate of exchange in effect during the quarter in which they occur, except for depletion and amortization of property, plant and equipment, which are translated at the same exchange rates as the assets to which they relate. Gains or losses on translation of monetary items are included in the consolidated statements of earnings and deficit.

Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand and other short-term investments with initial maturities of less than three months.

Inventory

Product inventories comprise ore in stockpiles, acid and copper work-in-progress and acid and finished cathode and copper in concentrate, which are all valued at the lower of average cost and net realizable value. Cost includes material, labour and amortization of plant, equipment and mineral properties directly involved in the mining and production processes.

Ore in stockpiles that are in excess of the ore required for the forthcoming year’s processing are classified as non-current. Consumable stores are valued at the lower of purchase cost and replacement cost and recorded as a current asset.

Investments

The Company’s investment in Carlisa Investment Corp. (Carlisa) is accounted for under the cost method.

Mineral properties and deferred exploration costs

Exploration and associated costs relating to non-specific projects/properties are expensed in the period incurred. Significant property acquisition, exploration and development costs relating to specific properties are deferred until the project to which they relate is sold, abandoned, impaired or placed into production.

Property acquisition and mine development costs, including costs incurred during production to expand ore reserves within existing mine operations, are deferred and depleted on a unit-of-production basis over proven and probable reserves.

Management’s estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flow to be generated from its projects.

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depletion and amortization. Costs recorded for plants under construction include all expenditures incurred in connection with the development and construction of the plants. Interest and financing costs that relate to the project and are incurred during the construction period are capitalized. No amortization is recorded until the plants are operational. Where relevant, the Company has estimated residual values on certain plant and equipment.

Property, plant and equipment are amortized over the estimated lives of the assets on a unit-of-production or straight-line basis as appropriate.

First Quantum Minerals Ltd.
Notes to Consolidated Financial Statements
For the years ended December 31, 2005 and 2004

(expressed in thousands of U.S. dollars, except where indicated)

Pre-production costs

Production costs related to major projects are deferred until the project achieves commercial production. Revenues related to this pre-production period are recorded as a reduction of the deferred expenditures. These deferred costs are amortized over the expected period of benefit of these costs on a unit-of-production basis.

Asset impairment

The Company performs impairment tests on property, plant and equipment and mineral properties when events or circumstances occur that indicate the assets may not be recoverable. Where information is available and conditions suggest impairment, estimated future net cash flows for a project are calculated using estimated future prices, proven and probable reserves and resources, and operating, capital and reclamation costs on an undiscounted basis. When estimated future cash flows are less than the carrying value, the project is considered impaired. Reductions in the carrying value of a project would be recorded to the extent the net book value of the investment exceeds the discounted estimated future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether the carrying value can be recovered.

Deferred financing fees

Costs incurred to obtain long-term debt are deferred and amortized over the term of the underlying debt.

Deferred stripping

Stripping costs associated with waste rock removal in excess of the life-of-mine average are deferred and charged to inventory on the basis of the average stripping ratio for the life of the mine. When the cumulative stripping ratio is less than the life-of-mine average, a provision for future stripping is made.

The amount charged to cost of sales is therefore subject to management’s ability to estimate the stripping ratio over the life of the mine. Any changes in this estimate are applied prospectively and could have a material effect on the financial statements.

Asset retirement obligations

The Company records the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The liability is accreted over time to its estimated initial fair value. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and amortized over the expected useful life of the asset.

Revenue recognition

The Company produces copper cathode, copper in concentrate, gold and acid. Revenues from copper products are recognized at contracted or market prices less realization charges when the risks and rewards of ownership pass to the customer. Copper products are sold under pricing arrangements where final prices may be determined by quoted market prices in periods subsequent to the date of sale. The products are provisionally priced using forward prices for the expected date of final settlement. Subsequent variations in the prices are recognized as revenue adjustments until the price is finalized. Gold revenue results from the sale of copper concentrate and is recorded net of realization charges. Acid revenue is recorded when title has passed to the customer and collectibility is reasonably assured.

Derivatives and hedging

The Company enters into derivative instruments to mitigate the Company’s exposure to copper and gold commodity prices, foreign exchange rates, and interest rates. All derivative financial instruments are marked-

First Quantum Minerals Ltd.
Notes to Consolidated Financial Statements
For the years ended December 31, 2005 and 2004

(expressed in thousands of U.S. dollars, except where indicated)

to-market with changes in the fair value of the derivative instruments recognized as unrealized gains or losses in the statements of earnings and retained earnings.

Income taxes

The Company uses the asset and liability method of accounting for future income taxes. Under this method, future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years. The amount of future tax assets recognized is limited to the amount that is more likely than not to be realized.

Stock-based compensation

The Company expenses the fair value of stock options granted over the vesting period. The fair value is determined using an option pricing model that takes into account, as of the grant date, the exercise price, the expected life of the option, the current price of the underlying stock and its expected volatility, expected dividends on the stock, and the risk-free interest rate over the expected life of the option. Cash consideration received from employees when they exercise the options is credited to capital stock.

Earnings per share

Earnings (loss) per share are calculated using the weighted average number of shares outstanding during the period. Diluted earnings (loss) per share are calculated using the treasury stock method whereby all “in the money” options, warrants and equivalents are assumed to have been exercised at the beginning of the period and the proceeds from the exercise are assumed to have been used to purchase common shares at the average market price during the period.

Currency

All references to dollars ($) are to thousands of U.S. dollars unless otherwise noted. CA$ refers to Canadian dollars.

5	Inventory

	2005	2004
	$	$

Ore in stockpiles	23,480	11,584
Work-in-progress	3,744	1,283
Finished product	5,130	243

Total product inventory	32,354	13,110
Consumable stores	28,500	19,678

Total inventory	60,854	32,788
Less: Non-current portion	--	(1,114)

Total inventory	60,854	31,674

First Quantum Minerals Ltd.
Notes to Consolidated Financial Statements
For the years ended December 31, 2005 and 2004

(expressed in thousands of U.S. dollars, except where indicated)

6	Investments

	2005	2004
	$	$

Carlisa Investment Corp. (a)	9,522	9,522
Anvil Mining NL (b)	--	5,818

	9,522	15,340

a)	The Company has an 18.8% interest in Carlisa, a privately owned company, which holds a 90% interest in Mopani Copper Mines Ltd.

b)	On February 28, 2005, the Company disposed of all of its common shares of Anvil Mining NL (Anvil) for net proceeds of $21,944 or CA$6.75 per share based on 4,029,617 shares, resulting in a gain of $16,127.

7	Property, plant and equipment

			2005			2004
	Cost	Accumulated amortization	Net $	Cost	Accumulated amortization	Net $

Kansanshi
Mines, processing facilities and ancillary equipment	251,699	16,707	234,992	38,715	1,719	36,996
Capital work-in-progress	70,403	--	70,403	193,302	--	193,302
Mineral properties	18,920	1,121	17,799	15,907	268	15,639

	341,022	17,828	323,194	247,924	1,987	245,937

Bwana/Lonshi
Mines, processing facilities and ancillary equipment	127,155	64,475	62,680	97,714	45,071	52,643
Capital work-in-progress	4,927	--	4,927	--	--	--
Mineral properties	16,704	12,824	3,880	15,999	10,355	5,644

	148,786	77,299	71,487	113,713	55,426	58,287

Guelb Moghrein
Capital work-in-progress	55,721	--	55,721	--	--	--
Mineral properties	10,272	--	10,272	10,272	--	10,272

	65,993	--	65,993	10,272	--	10,272

Frontier
Capital work-in-progress	9,868	--	9,868	3,691	--	3,691

Corporate development and administration
Plant and equipment	4,550	3,798	752	4,562	3,527	1,035
Mineral properties	6,524	6,524	--	6,524	6,524	--

	11,074	10,322	752	11,086	10,051	1,035

Total	576,743	105,449	471,294	386,686	67,464	319,222

During 2005, $3,115 (2004 – $2,702) of interest was capitalized and included in mines, processing facilities and ancillary equipment and deferred costs in connection with projects under construction.

First Quantum Minerals Ltd.
Notes to Consolidated Financial Statements
For the years ended December 31, 2005 and 2004

(expressed in thousands of U.S. dollars, except where indicated)

8	Other assets

	2005 $	2004 $

Prepaid power	9,258	11,853
Deferred finance fees – net of amortization	11,596	7,549
Deferred stripping asset	7,811	1,948
Fair value of derivative instruments (note 18)	932	9,988
Future income tax asset	2,660	--
Inventory (note 5)	--	1,114
Other	--	1,446

	32,257	33,898
Less: Current portion	(932)	(1,287)

	31,325	32,611

9	Other current liabilities

	2005 $	2004 $

Current portion of long-term debt (note 10)	58,255	22,865
Current portion of other liabilities (note 11)	20,377	12,422

	78,632	35,287

10	Long-term debt

	2005 $	2004 $

Drawn debt facilities
Standard Bank Group and WestLB AG facility (a)	117,000	97,000
Kansanshi EIB facility (b)	40,265	46,376
Glencore International AG facility (c)	25,000	--
Banque Belgolaise and Export Development Bank of Canada facility (d)	25,000	21,477
Bwana Standard Chartered Bank facility (e)	13,007	27,692
Standard Chartered Bank facility (f)	11,500	--
Banque Belgolaise facility (g)	3,000	9,000
Bwana EIB facility (h)	--	12,731
Other	250	250

Total long-term debt	235,022	214,526
Less: Current portion	(58,255)	(22,865)

	176,767	191,661

        The scheduled future minimum repayments are as follows:

$

2006	58,255
2007	42,679
2008	35,276
2009	32,226
2010	31,525
Thereafter	35,061

235,022

First Quantum Minerals Ltd.
Notes to Consolidated Financial Statements
For the years ended December 31, 2005 and 2004

(expressed in thousands of U.S. dollars, except where indicated)

a)	Standard Bank Group and WestLB AG facility

In 2003, Kansanshi entered into a secured $120,000 senior debt facility agreement arranged and underwritten by Standard Bank Group and WestLB to finance the design, construction, operation and maintenance of the Kansanshi project.

The facility comprises two tranches of $60,000. Tranche A is repayable in 11 semi-annual instalments commencing on January 31, 2006; Tranche B is repayable in 22 quarterly payments commencing on October 31, 2005. Interest on Tranche A is calculated at a fixed rate of 6%. Interest on Tranche B is calculated at LIBOR plus 3% during construction and LIBOR 2.5% during the repayment period.

The Company has pledged as security the assets and undertakings of Kansanshi, a mortgage over the shares of Kansanshi Holdings Limited and a guarantee of repayment by FQM.

b)	Kansanshi European Investment Bank facility

In 2003, Kansanshi entered into a subordinated debt facility agreement with European Investment Bank (EIB), for 34 million Euros, to finance the design, construction, operation and maintenance of the Kansanshi project.

This facility is repayable in nine equal annual payments commencing October 31, 2007. Interest was at 7.2% until April 30, 2005 and thereafter is calculated annually, with a range of 3.2% to 13.2%, based on the average LME cash copper price for the preceding calendar year. The interest rate is at its lower limit at a realized copper price of less than $1,300 per tonne and then increases incrementally until the copper price reaches its $2,200 per tonne upper limit.

As this facility is in Euros, the Company has entered into cross-currency principal and interest rate swaps to mitigate the effects of movements in the Euro.

c)	Glencore International AG facility

In 2004, Kansanshi entered into a $25,000 cost facility with Glencore International AG. This facility is repayable in 10 semi-annual instalments commencing eighteen months after the project completion date and bears interest at LIBOR plus 3.5%.

d)	Banque Belgolaise and Export Development Bank of Canada facility

In 2004, the Company entered into a $30,000 facility with Banque Belgolaise and Export Development Bank of Canada.

This facility comprises two tranches repayable in 12 quarterly instalments commencing on July 31, 2005. Tranche A is for $25,000 and bears interest at LIBOR plus 3% during the availability period and LIBOR plus 2.5% thereafter. Tranche B is for $5,000 and 90% of this tranche bears interest at LIBOR plus 1%, while the remainder bears interest at the same rate as tranche A.

The Company has pledged as security the assets and undertakings of FQM Zambia Ltd., which includes the Kansanshi mining fleet.

e)	Bwana Standard Chartered Bank facility

In 2003, Bwana entered into a long-term debt facility with Standard Chartered Bank of $30,000 to re-finance an existing facility and provides additional funding for capital projects and general working capital purposes.

First Quantum Minerals Ltd.
Notes to Consolidated Financial Statements
For the years ended December 31, 2005 and 2004

(expressed in thousands of U.S. dollars, except where indicated)

This facility is repayable in 13 equal quarterly instalments, which commenced in October 2004, and bears interest at a rate of LIBOR plus 2.5%. A sinking fund has been established to meet the quarterly instalments and is recorded as restricted cash.

The Company has pledged as security the assets and undertakings of Bwana.

f)	Standard Chartered Bank facility

In July 2005, the Company entered into a facility with Standard Chartered Bank for $11,500, which was used to repay the Bwana EIB facility.

This facility is due and payable in March 2006 and bears interest at LIBOR plus 2.5%. It is the Company’s intention to re-finance this loan with a new long-term facility.

g)	Banque Belgolaise facility

In 2003, the Company entered into a long-term debt facility with Banque Belgolaise for $6,000 to assist with financing the Comisa mining fleet. This facility was extended to $10,000 to provide additional financing for Comisa’s larger mining fleet. On March 15, 2005, the facility was reduced to $6,000 as a result of the Anvil disposition (note 6).

This facility is now repayable in six quarterly instalments of $1,000 and bears interest at LIBOR plus 3%. A sinking fund has been established to meet these quarterly instalments and is recorded as restricted cash.

The Company has pledged as security the mining fleet of Comisa.

h)	Bwana European Investment Bank facility

In 2002, Bwana entered into a long-term debt facility with EIB for 14,000 Euros for additional project financing on the expansion of Bwana.

The Company repaid this facility from the proceeds of the Standard Chartered Bank facility.

11	Other liabilities

	2005 $	2004 $

Unrealized fair value of derivative liability (note 18)	20,417	10,945
Deferred premium obligation (note 18)	15,714	19,231
Zesco Limited (a)	3,368	3,579
ZCCM deferred payment (b)	3,333	3,333
Guelb Moghrein deferred payment (c)	4,845	7,370
Deferred stripping liability	1,009	--
Asset retirement obligations (note 12)	4,195	4,172
Other	1,836	840

	54,717	49,470
Less: Current portion	(20,377)	(12,422)

	34,340	37,048

First Quantum Minerals Ltd.
Notes to Consolidated Financial Statements
For the years ended December 31, 2005 and 2004

(expressed in thousands of U.S. dollars, except where indicated)

a)	Zesco Limited

The Company has entered into an agreement with Zesco Limited (Zesco) whereby Zesco will provide the Kansanshi mine with power for 10 years from the first day of commercial operations. The Company agreed to pay a connection fee of $10,000, of which $6,000 was paid during 2004 with the balance of $4,000 to be paid in equal bi-annual payments beginning in 2004. Interest is calculated on the outstanding balance at a fixed rate of 6% per annum.

b)	ZCCM deferred payment

Consistent with the Kansanshi development agreement, the Company agreed to pay $667 to Zambian Consolidated Copper Mines (ZCCM) on the first business day of April, July and October 2003 and January, April and July 2004 subject to the price of copper.

c)	Guelb Moghrein deferred payment

The Company agreed to pay a total of $10,000 to acquire the rights to the 80% interest in the Guelb Moghrein copper project. Payments of $5,000 have been made up to December 2005 with the balance of $5,000 due in December 2006.

12	Asset retirement obligations

The Company has restoration and remediation obligations associated with its operating mines and processing facilities. The following table summarizes the movements in the asset retirement obligation for the years ended December 31, 2005 and 2004:

	2005 $	2004 $

At January 1	3,762	4,182
Recognition of new obligation	488	--
Changes in cash flow estimates	(264)	(426)
Expenditures	(354)	--
Accretion expense	563	416

At December 31	4,195	4,172
Less: Current portion	(229)	(410)

	3,966	3,762

The asset retirement obligations have been recorded initially as a liability at fair value, assuming a credit adjusted risk-free discount rate between 7.0% and 7.62% and an inflation factor of 3%. The liability for retirement and remediation on an undiscounted basis before an inflation factor of 3% is estimated to be approximately $6,639.

As a result of the commissioning of Guelb Moghrein, an additional asset retirement obligation of $488 was recognized during the year.

First Quantum Minerals Ltd.
Notes to Consolidated Financial Statements
For the years ended December 31, 2005 and 2004

(expressed in thousands of U.S. dollars, except where indicated)

13	Income taxes

The income taxes shown in the consolidated statements of earnings and deficit differ from the amounts obtained by applying statutory rates to the earnings before provision for income taxes due to the following:

		2005		2004
	Amount $	%	Amount $	%

Earnings before income taxes, minority interest
and equity earnings	218,694		37,331
Income taxes at statutory rates	76,237	35	13,296	36
Difference in foreign tax rates	(25,069)	(11)	(2,938)	(9)
Non-deductible expenses	6,015	3	453	1
Tax losses recognized	(11,571)	(5)	195	1

Taxation expense	45,612	22	11,006	29

Comprising
Current income taxes	18,980		3,282
Future income taxes	26,632		7,724

	45,612		11,006

The significant components of the Company’s future income tax liability are as follows:

	2005 $	2004 $

Operating loss carry-forwards	(26,704)	(9,550)
Property, plant and equipment	70,690	15,903
Other	(656)	2,473
Valuation allowance	--	3,487

Net future income tax liability	43,330	12,313

The significant components of the Company’s future income tax asset are as follows:

	2005 $	2004 $

Operating loss carry-forwards	1,535	2,896
Other	2,850	2,556
Valuation allowance	--	(5,452)

	4,385	--
Less: Current portion	(1,725)	--

Net future income tax asset	2,660	--

First Quantum Minerals Ltd.
Notes to Consolidated Financial Statements
For the years ended December 31, 2005 and 2004

(expressed in thousands of U.S. dollars, except where indicated)

The Company has non-capital loss carry-forwards of $111,754 (2004 – $46,156) that may be available for tax purposes. The losses are in the following countries and expire as follows (expressed in US$):

Expiry date	Canada $	Congo $	Zambia $

2008	1,072	--	--
2009	1,634	--	--
2010	1,069	--	--
2011	723	--	--
2016	--	--	106,814

	4,498	--	106,814

The currency basis of the Company’s tax losses in Zambia are currently subject to legal interpretation. The Company maintains its tax records in U.S. dollars rather than Kwacha; formal approval for this treatment has not been received from the Zambian Revenue Authority (ZRA). The calculation of the future income tax liability assumes that the Company can maintain its tax losses and taxation base of its assets in U.S. dollars. A number of Zambian companies are currently in negotiations with the ZRA to resolve this issue. Management is confident that maintaining the tax records in U.S. dollars is the appropriate treatment and therefore has calculated the tax liability on this basis. As of the preparation of these financial statements, this issue was still pending with the ZRA.

14	Equity accounts

	2005 $	2004 $

Common shares (a)	160,733	158,538
Contributed surplus (b)	5,859	3,238

	166,592	161,776

a)	Common shares

Authorized

Unlimited common shares without par value

Issued

2005			2004

	Number of shares (000’s)	Amount $	Number of shares (000’s)	Amount $

Balance – Beginning of year	61,239	158,538	56,396	110,633
Shares issued (i)	--	--	3,750	42,996
Exercise of stock options (note 15)	435	2,195	843	1,798
Warrants exercised (ii)	--	--	250	3,111

Balance – End of year	61,674	160,733	61,239	158,538

Weighted average shares outstanding	61,498		60,123

i) On February 10, 2004, 3.75 million common shares were issued at CA$16 per share for net proceeds of $42,996.

First Quantum Minerals Ltd.
Notes to Consolidated Financial Statements
For the years ended December 31, 2005 and 2004

(expressed in thousands of U.S. dollars, except where indicated)

ii)	On December 12, 2003, 250,000 warrants were issued at a fair value of $777 to Standard Bank, London in conjunction with the project financing for Kansanshi. These warrants granted the right to purchase 250,000 common shares of the Company at CA$11 per share. On November 29, 2004, these warrants were exercised for net proceeds of $2,300. Both the fair value of the warrants and the proceeds from the exercise were transferred to common shares.

b)	Contributed Surplus

	2005 $	2004 $

Balance – Beginning of year	3,238	2,159
Compensation expense for the year	2,979	1,227
Transfers upon exercise of options	(358)	(148)

Balance – End of year	5,859	3,238

15	Share stock options

In 2004, the Company adopted a new stock option plan whereby it may grant up to 6,000,000 options to its directors and employees. Upon adoption of the new plan, 2,840,500 options under the 1997 stock option plan were transferred to the new option plan.

	2005		2004

	Number of shares (000’s)	Weighted average exercise price CA$	Number of shares (000’s)	Weighted average exercise price CA$

Outstanding – Beginning of year	3,158	10.44	2,407	3.75
Granted	682	23.52	1,672	16.16
Exercised	(435)	5.13	(843)	2.49
Cancelled	(301)	17.14	(78)	12.42

Outstanding – End of year	3,104	13.41	3,158	10.44

The weighted average fair value of the options granted during 2005 was $8.18 per share (2004: $5.72).

At December 31, 2005, the following stock options were outstanding:

Number of shares (000’s)	Price range CA$	Weighted average exercise price CA$	Weighted average remaining life (months)

1,145	$3.50 – $5.10	4.37	11
1,277	$14.61 – $17.44	16.00	43
682	$20.88 – $29.25	24.00	55

3,104		13.41	34

Stock options vest over a three year period. At December 31, 2005, 836,000 stock options were vested and exercisable.

Option pricing models require the input of highly subjective assumptions including the expected volatility. Changes in the assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

First Quantum Minerals Ltd.
Notes to Consolidated Financial Statements
For the years ended December 31, 2005 and 2004

(expressed in thousands of U.S. dollars, except where indicated)

The following assumptions were used in the Black-Scholes option pricing model to calculate the compensation expense:

Risk-free interest rate	2.02% to 4.38%
Options expected life	3.5 to 4.5 years
Expected volatility	43% to 46%
Expected dividend	1%

16	Other expenses (income)

	2005 $	2004 $

Derivative instrument losses (gains)	21,801	(1,344)
Foreign exchange losses (gains)	(2,670)	1,604
Interest and sundry income	(2,135)	(985)

	16,996	(725)

17	Segmented information

Company’s reportable operating segments are strategic business units that produce different but related products or services. Each business unit is managed separately because each requires different technology and marketing strategies.

Kansanshi copper / gold operation (KCO)

The Kansanshi operation is located in the northwest province of Zambia, approximately 15 kilometres north of Solwezi. The project reached commercial production in April 2005 and produces grade A copper cathodes and copper in concentrate with a gold credit.

Bwana / Lonshi operation (BLO)

The Bwana plant and the Lonshi mine are owned by separate legal entities but from a management perspective are viewed as an integrated operation, with the Bwana plant, located in Zambia, processing the ore mined at Lonshi, which is located in the DRC. The BLO produces grade A copper cathode and operates three acid plants that manufacture sulphuric acid. Two of these plants are located at Bwana, while the third plant is located at the KCO site.

Guelb Moghrein project (GMP)

The Guelb Moghrein project is located near Akjoujt in Mauritania. Project construction commenced in early 2005 and commercial production is expected to commence in 2006.

Corporate development, administration and other (CDA)

The corporate development, administration and other segment is responsible for the evaluation and acquisition of new mineral properties, regulatory reporting, and corporate administration. It also holds the Connemara gold mine in Zimbabwe which is currently on a care and maintenance basis, the Frontier project which is in the drilling and assessment phase, and the investment in Carlisa which holds a 90% interest in Mopani Copper Mines Ltd.

First Quantum Minerals Ltd.
Notes to Consolidated Financial Statements
For the years ended December 31, 2005 and 2004

(expressed in thousands of U.S. dollars, except where indicated)

        For the year ended December 31, 2005, segmented information is presented as follows:

2005

	KCO $	BLO $	GMP $	CDA $	Inter-segment $	Total $

Revenues	259,448	198,777	--	11,986	(25,597)	444,614
Cost of sales	67,467	84,437	--	--	--	151,904
Depletion and amortization	14,987	21,443	--	115	--	36,545

Operating profit (loss)	176,994	92,897	--	11,871	(25,597)	256,165
Interest on long-term debt	16,140	2,865	--	380	--	19,385
Gain on disposal of investment	--	--	--	(16,127)	--	(16,127)
Other	19,159	6,468	--	8,586	--	34,213

Segmented profit before undernoted items	141,695	83,564	--	19,032	(25,597)	218,694
Income taxes	31,497	18,842	--	(4,727)	--	45,612
Minority interest	20,264	--	--	--	--	20,264

Segmented profit	89,934	64,722	--	23,759	(25,597)	152,818

Property, plant and equipment	323,194	71,488	65,991	10,621		471,294
Total assets	488,342	117,064	66,600	74,505		746,511
Capital expenditures	93,099	35,073	55,719	6,165		190,056

        For the year ended December 31, 2004, segmented information is presented as follows:

2004

	KCO $	BLO $	GMP $	CDA $	Inter-segment $	Total $

Revenues	--	113,523	--	5,806	(5,806)	113,523
Cost of sales	--	53,770	--	--	--	53,770
Depletion and amortization	--	9,552	--	1,321	--	10,873

Segmented operating profit	--	50,201	--	4,485	(5,806)	48,880
Interest on long-term debt	--	2,803	--	237	--	3,040
Other	--	1,745	--	6,764	--	8,509

Segmented profit before undernoted items	--	45,653	--	(2,516)	(5,806)	37,331
Income taxes	--	11,006	--	--	--	11,006
Equity earnings	--	--	--	1,685	--	1,685

Segment profit	--	34,647	--	(831)	(5,806)	28,010

Property, plant and equipment	245,937	58,284	10,275	4,726		319,222
Total assets	304,284	107,739	10,475	50,563		473,061
Capital expenditures	204,923	19,038	10,275	3,689		237,925

First Quantum Minerals Ltd.
Notes to Consolidated Financial Statements
For the years ended December 31, 2005 and 2004

(expressed in thousands of U.S. dollars, except where indicated)

18	Financial instruments

a)	Derivative instruments

As at December 31, 2005, the Company has entered into a number of derivative instruments to mitigate the Company’s exposure to copper and gold commodity prices, foreign exchange rates, and interest rates. The Company does not apply hedge accounting and all derivatives are marked-to-market.

Changes in fair value of derivatives entered into in relation to the Kansanshi mine were capitalized as pre-commercial production costs up to April 19, 2005. Changes in fair value subsequent to this date have been recorded as a component of other expenses.

As at December 31, 2005, the following derivative positions were outstanding:

	2006	2007	2008	2009	Total	Fair Value

Copper (i)
Put options (tonnes)	68,592	86,016	--	--	154,608	$0
Price ($/tonne)	$1,800	$1,800	--	--
Copper (Collar) (tonnes)	18,000	--	--	--	18,000	$932
Average upper limit ($/tonne)	$4,867	--	--	--
Average lower limit ($/tonne)	$4,000	--	--	--
Gold (ii)
Put options (oz)	24,984	37,380	24,060	38,028	124,452	$101
Price ($/oz)	$350	$350	$350	$350
Forward Contracts (oz)	24,984	37,380	24,060	38,028	124,452	$(18,834)
Price ($/oz)	$400	$400	$400	$400
Other (iii)
Interest rate swaps						$165
Cross currency swaps						$(1,849)

i)	Copper

In 2004, the Company was required to enter into copper put option contracts related to its expected copper production at Kansanshi, to satisfy lending requirements. Upon entering into these contracts, the Company assumed a premium obligation of $21,024, which is due and payable between January 2005 and December 2007. As at December 31, 2005, there were put option contracts for 154,608 tonnes of copper outstanding with a premium obligation of $14,635.

In 2005, the Company entered into copper put option contracts related to its expected copper production at Kansanshi and Bwana. Upon entering into these contracts, the Company assumed a premium obligation of $1,122, which is due and payable between January 2006 and June 2006. As at December 31, 2005, there were put option contracts for 18,000 tonnes of copper outstanding with a premium obligation of $1,079.

ii)	Gold

In 2004, the Company was required to enter into put option contracts related to its gold production at Kansanshi, to satisfy lending requirements. To cover the cost of these put option contracts, the Company has also entered into contingent gold forward contracts of the same volume.

First Quantum Minerals Ltd.
Notes to Consolidated Financial Statements
For the years ended December 31, 2005 and 2004

(expressed in thousands of U.S. dollars, except where indicated)

iii)	Other

The company has entered into cross-currency principal and interest rate swaps to hedge the Euro interest and principal payments on the Kansanshi EIB facility.

b)	Fair values

As at December 31, 2005, the Company’s carrying values of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities, and financial instruments included in other liabilities approximate their fair values due to their short term to maturity. The majority of the Company’s long-term debt approximates fair value due to the floating rate nature of the facilities. Information on long-term debt is presented in note 10.

c)	Credit risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and accounts receivable. The Company deposits cash and cash equivalents with high credit quality financial institutions. The Company’s future copper concentrate and cathode production has been committed to four customers on market pricing terms.

19	Cash and cash equivalents

Cash and cash equivalents at December 31 comprise the following:

	2005 $	2004 $

Cash on hand and balances in bank	74,290	22,107
Short-term investments	8,620	28,249

	82,910	50,356

During the year ended December 31, 2005, the Company paid interest of $12,258 (2004 – $3,201) and taxes of $7,938 (2004 – $34).

20	United States GAAP reconciliation

The United States generally accepted accounting principles (GAAP) reconciliation is included solely for the purpose of the Company’s Annual Information filing on the Alternative Investment Market (AIM) of the London Stock Exchange. The Company’s shares are listed on the Toronto Stock Exchange and the AIM, and the Company is not a registrant with the United States Securities and Exchange Commission.

The Company’s financial statements have been prepared in accordance with Canadian GAAP. The preparation under Canadian GAAP differs in certain significant respects from that under United States GAAP. The impact of the principal measurement differences on these consolidated financial statements is as follows:

First Quantum Minerals Ltd.
Notes to Consolidated Financial Statements
For the years ended December 31, 2005 and 2004

(expressed in thousands of U.S. dollars, except where indicated)

a)	Deferred exploration

Under Canadian GAAP, the Company capitalizes exploration costs related to specific properties until the project to which they relate is sold, abandoned, impaired or placed into production. Under U.S. GAAP, exploration costs are expensed until such time as a definitive feasibility study has been completed that supports the capitalization of exploration costs.

b)	Pre-production costs

Under Canadian GAAP, the Company capitalizes costs incurred during the pre-production phase of a project until commercial production commences. Under U.S. GAAP, pre-production costs are required to be expensed as incurred.

c)	Capitalized interest

Under Canadian GAAP, the Company capitalizes interest related to capital projects based on project specific debt. Under U.S. GAAP, interest must be capitalized on all capital projects that are under development, based on the Company’s weighted average borrowing rate.

d)	Investment carrying values

Under Canadian and U.S. GAAP, the Company accounted for its investment in Anvil using the equity method. Included in comprehensive income is the Company’s share of the unrealized gains and losses arising on available-for-sale securities held by Anvil Mining NL (Anvil). During 2005, the Company disposed of all of its common shares in Anvil (note 6).

e)	Comprehensive income

GAAP requires that a comprehensive income statement be prepared. Comprehensive income is defined as “the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period; except those resulting from investments by owners and distributions to owners.” The comprehensive income statement reconciles the reported net income to the comprehensive income amount.

f)	Derivative instruments

Under Canadian and U.S. GAAP, the Company records all derivatives on the balance sheet at their fair value with changes in fair value recognized in earnings of the current period unless specific hedge accounting criteria are met. However, under Canadian GAAP, the Company capitalizes changes in fair value during the pre-production phase of a project until commercial production commences. Under U.S. GAAP, changes in fair value are required to be recognized in earnings as incurred. Management has currently not designated any of the Company’s financial instruments as hedges.

The Company’s EIB facilities contain embedded derivatives as defined in SFAS 133. The Company has marked-to-market the embedded derivatives in the EIB facilities and recognized the change in fair value in earnings under U.S. GAAP. Under Canadian GAAP, the Company is not required to separate this embedded derivative and account for it at fair value.

g)	Cash flows

Under Canadian GAAP, pre-production costs, deferred stripping, and exploration expenditures are recorded as cash flows used in investing activities. During the year ended December 31, 2005, pre-production costs, deferred stripping, and exploration expenditures of $5,186 (2004 – $20,580) would be reclassified as cash flow used in operating activities under U.S. GAAP.

First Quantum Minerals Ltd.
Notes to Consolidated Financial Statements
For the years ended December 31, 2005 and 2004

(expressed in thousands of U.S. dollars, except where indicated)

Reconciliation to earnings (loss) under U.S. GAAP

	2005 $	2004 $

As reported in accordance with Canadian GAAP	152,818	28,010
U.S. GAAP adjustments
Deferred exploration (a)	(2,378)	(2,595)
Pre-production costs (b)	(5,504)	--
Capitalized interest (c)	4,861	--
Derivative instruments (f)	1,607	(28,325)
Tax effect of adjustments	9,241	--
Net earnings (loss) under U.S. GAAP	160,645	(2,910)
Unrealized (loss) gain on securities (d)	551	1,147

Comprehensive earnings (loss) under U.S. GAAP	161,196	(1,763)

Reconciliation to earnings (loss) per share under U.S. GAAP

Using earnings (loss) per U.S. GAAP results in the following earnings (loss) per share amounts:

	2005 $	2004 $

Basic earnings (loss) per share	2.61	(0.03)
Diluted earnings (loss) per share	2.55	(0.03)

Reconciliation to total shareholders’ equity under U.S. GAAP

	2005 $	2004 $

As reported in accordance with Canadian GAAP	311,441	157,840
Cumulative U.S. GAAP adjustments
Deferred exploration (a)	(10,998)	(8,620)
Pre-production costs (b)	(5,504)	--
Capitalized interest (c)	4,861	--
Unrealized loss on securities (d)	--	(551)
Derivative instruments (f)	(27,827)	(29,434)
Tax effect of adjustments	9,241	--

U.S. GAAP shareholders’ equity	281,214	119,235

21	Commitments and contingencies

Commitments

In conjunction with the development of Guelb Moghrein and other projects, the Company has committed to approximately $45 million in capital expenditures as at December 31, 2005.